Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$689	$537	$558	$694	$818
Undistributed equity in (earnings) losses of investee	—	(1)	1	3	2
Losses of managed investment entities attributable to noncontrolling interest	26	98	24	64	—
Fixed charges:
Interest on annuities	531	541	510	444	435
Interest expense	71	75	74	69	59
Debt discount, expense and other fixed charges	1	12	13	11	9
Portion of rentals representing interest	19	16	18	14	13
EARNINGS	$1,337	$1,278	$1,198	$1,299	$1,336

Fixed charges:
Interest on annuities	$531	$541	$510	$444	$435
Interest expense	71	75	74	69	59
Debt discount, expense and other fixed charges	1	12	13	11	9
Portion of rentals representing interest	19	16	18	14	13
FIXED CHARGES	$622	$644	$615	$538	$516

Ratio of Earnings to Fixed Charges	2.15	1.98	1.95	2.42	2.59

Earnings in Excess of Fixed Charges	$715	$634	$583	$761	$820

E-2